SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                             CENTRAL NEWSPAPERS, INC
                                (Name of Issuer)

                     Class A Common Stock, without par value
                         (Title of Class of Securities)

                                    154647101
                                 (CUSIP Number)


                                                   Copy to:
         Frank E. Russell                  Steven W. Thornton, Esq.
 135 N. Pennsylvania, Suite 1200              Barnes & Thornburg
   Indianapolis, Indiana 46204               11 S. Meridian Street
          (317) 231-9200                  Indianapolis, Indiana 46204
                                                (317) 236-1313

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 22, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 154647101                                          Page  2  of 6 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                                   Frank E. Russell
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS            N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States of America
--------------------------------------------------------------------------------
                     7          SOLE VOTING POWER                   2,240,950++
                     -----------------------------------------------------------
       NUMBER OF
        SHARES       8          SHARED VOTING POWER                 2,305,750++
      BENEFICIALLY   -----------------------------------------------------------
       OWNED BY
         EACH        9          SOLE DISPOSITIVE POWER              2,240,950
       REPORTING     -----------------------------------------------------------
        PERSON
         WITH       10          SHARED DISPOSITIVE POWER            2,305,750
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,546,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              22.6%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------
++ Calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B
         Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.

* Based on 17,207,924 shares outstanding. Pursuant to the Issuer's Report on Form 10-Q for the period ended September 30, 1998, 18,707,924 shares of Class A Common Stock were outstanding as of November 2, 1998. The Issuer repurchased 1,500,000 shares of Class A Common Stock in November, 1998.

Item 1.           Security and Issuer

Title of Security:         Class A Common Stock, no par value
Issuer:                    Central Newspapers, Inc.
                           100 East Van Buren Street
                           Phoenix, Arizona  85004

Item 2.           Identity and Background

(a)      Frank E. Russell
(b)      135 N. Pennsylvania, Suite 1200
         Indianapolis, Indiana 46204
(c)      Director & Chairman
         Central Newspapers, Inc.
         135 N. Pennsylvania, Suite 1200
         Indianapolis, Indiana 46204
(d)      No
(e)      No
(f)      United States of America

Item 3.           Source and Amount of Funds or Other Consideration

N/A

Item 4.           Purpose of Transaction

(a) Pursuant to the Articles of Incorporation of Central Newspapers, Inc., each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock. Therefore, the 3,732,500 shares of Class B Common Stock owned by the Nina Mason Pulliam Charitable Trust (see Item 5 below) may be converted into 373,250 shares of Class A Common Stock; the 22,907,500 shares of Class B Common Stock owned by the Eugene C. Pulliam Trust (see Item 5 below) may be converted into 2,290,750 shares of Class A Common Stock; and the 125,000 shares of Class B Common Stock owned by Frank E. Russell (see Item 5 below) may be converted into 12,500 shares of Class A Common Stock.

         The Nina Mason Pulliam Charitable Trust intends to sell 1,336,850 shares of Class A Common Stock in a registered secondary offering, as further described in Item 6 below.

(b)-(j)  N/A

Item 5.           Interest in Securities of Issuer.

(a) Frank E. Russell beneficially owns shares 4,546,700 shares (22.6%) of Class A Common Stock. Of such shares (i) 1,073,600 shares (5.3%) of Class A Common Stock are owned by the Nina Mason Pulliam Charitable Trust of which Frank E. Russell is trustee, as to which shares Frank E. Russell disclaims beneficial ownership, (ii) 3,732,500 shares of Class B Common Stock are owned by the Nina Mason Pulliam Charitable Trust (of which Frank E. Russell is trustee and as to which shares Frank E. Russell disclaims beneficial ownership), which shares may be converted into 373,250 shares (1.9%) of Class A Common Stock, (iii) 15,000 shares (.1%) of Class A Common Stock are owned by his wife, Nancy M. Russell, as to which Frank E. Russell disclaims beneficial ownership, (iv)
         207,500 shares (1.0%) of Class A Common Stock may be obtained upon exercise, within 60 days, of stock options held by Frank E. Russell,
         (v)  22,907,500  shares of Class B Common Stock are owned by the Eugene
         C. Pulliam Trust (of which Frank E. Russell is a Trustee and as to which shares Frank E. Russell disclaims beneficial ownership), which shares may be converted into 2,290,750 shares (11.4%) of Class A Common Stock, (vi) 433,600 shares (2.2%) of Class A Common Stock are owned by various trusts for which Frank E. Russell acts as sole trustee, as to which Frank E. Russell disclaims beneficial ownership, (vii) 140,500 shares (.7%) of Class A Common Stock are owned by Frank E. Russell, and
         (viii) 125,000 shares of Class B Common Stock are owned by Frank E. Russell, which shares of Class B Common Stock may be converted into 12,500 shares (.1%) of Class A Common Stock.

(b)      Sole Voting Power:                 2,240,950*
         Shared Voting Power:               2,305,750*
         Sole Dispositive Power:            2,240,950
         Shared Dispositive Power:          2,305,750

         * Calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.

(c)      In August and September 1998, two of the various trusts for which Frank
         E. Russell acts as sole trustee transferred in the aggregate 268,400 shares of Class A Common Stock for no consideration to five non-profit organizations.

         On September 12, 1998, options held by Frank E. Russell for 75,000 shares of Class A Common Stock became exercisable.

         On September 21, 1998, the Nina Mason Pulliam Charitable Trust and the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which the Issuer agreed to purchase 2,500,000 shares of Class A Common Stock from the Nina Mason Pulliam Charitable Trust for a purchase price of $60 per share. The sale was completed on October 22, 1998.

         On September 21, 1998, the Nina Mason Pulliam Charitable Trust and the Issuer entered into a Standstill and Option Agreement pursuant to which the Nina Mason Pulliam Charitable Trust granted to the Issuer the option to purchase up to 1,500,000 shares of Class A Common Stock at a price of $67 per share. The Issuer exercised part of its option, purchasing 500,000 shares at $67 per share on November 13, 1998. The Issuer exercised its remaining option, purchasing 1,000,000 shares of Class A Common Stock for $67 per share on November 20, 1998.

(d) Frank E. Russell, as Trustee of the Nina Mason Pulliam Charitable Trust, has the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held be such trust. Frank E. Russell does not have the right to receive dividends from such securities.

(e) Pursuant to the terms of the Eugene C. Pulliam Trust, all dividends paid with respect to the Class B Common Stock owned by the trust will be paid to those descendants of Eugene C. Pulliam who are living at the time the trust receives such dividends. Frank E. Russell is not a descendant of Eugene C. Pulliam.

         The other trustee of the Eugene C. Pulliam Trust, Eugene S. Pulliam, also has the right to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer held in the trust.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to the Stock Purchase Agreement, the Issuer has agreed to register 1,336,850 shares of Class A Common Stock (including any underwriter's over-allotment) in a registered secondary offering. The Nina Mason Pulliam Charitable Trust intends to sell 1,336,850 shares of Class A Common Stock in a public offering pursuant to such registration. A Registration Statement on Form S-3 was filed with the Securities & Exchange Commission (the "Commission") on November 10, 1998. The Registration Statement is being reviewed by the Commission and has not yet become effective.


Item 7.           Material to be Filed as Exhibits.

         Stock Purchase Agreement dated September 21, 1998, by and between the Nina Mason Pulliam Charitable Trust, an Indiana trust, and Central Newspapers, Inc., an Indiana corporation.

                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 1, 1998                                     /s/ Frank E. Russell
---------------------------                          ---------------------------
         Date                                        Frank E. Russell